EXHIBIT 12.2

United Dominion Realty, L.P.
Computation of Ratio Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,
	2012	2011	2010	2009	2008
(Loss)/income from continuing operations	$(9,872)	$(36,988)	$(27,789)	$(9,492)	$4,701

Add from continuing operations:
Interest on indebtedness	45,234	52,817	49,140	48,310	41,419
Portion of rents representative of the interest factor	1,665	1,627	1,564	1,543	1,437
	$37,027	$17,456	$22,915	$40,361	$47,557
Fixed charges from continuing operations:
Interest on indebtedness	$45,234	$52,817	$49,140	$48,310	$41,419
Capitalized interest	3,679	1,752	1,340	444	573
Portion of rents representative of the interest factor	1,665	1,627	1,564	1,543	1,437
Fixed charges	$50,578	$56,196	$52,044	$50,297	$43,429

Ratio of earnings to fixed charges	—	—	—	—	1.10

For the year ended December 31, 2012, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $13.6 million.

For the year ended December 31, 2011, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $38.7 million.

For the year ended December 31, 2010, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $29.1 million.

For the year ended December 31, 2009, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $9.9 million.